

02007696 STATES
:HANGE COMMISSION
, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 07 2002

SEC FILE NUMBER

8 - 17764

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Carr-Friesenhahn & Company, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 N.E. Loop 410, Suite 190
(No. and Street)

San Antonio (City) | Texas (State) | 78216 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Phillip V. George, PLLC
(Name – *if individual, state last, first, middle name*)

2300 Honey Locust Drive (Address) | **Irving** (City) | **Texas** (State) | **75063** (Zip Code)

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Vernon Friesenhahn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Carr-Friesenhahn & Company, Inc.**, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



MARGARET ANDERSON
Notary Public
State of Texas
My Commission Expires
March 19, 2005

Notary Public

Signature

Title

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CARR-FRIESENHAHN & COMPANY, INC.

FINANCIAL REPORT

DECEMBER 31, 2001

CONTENTS

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Carr-Friesenhahn & Company, Inc.

We have audited the accompanying statement of financial condition of Carr-Friesenhahn & Company, Inc. as of December 31, 2001, and the related statements of income, stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Carr-Friesenhahn & Company, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 24, 2002

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 6,952
Receivable from clearing broker/dealer	83,747
Clearing deposit	100,000
Other receivables	3,164
Prepaid expenses	6,412
Non-marketable securities	5,900
Property and equipment, net of accumulated depreciation of $76,812	11,917
TOTAL ASSETS	$ 218,092

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Payable to clearing broker/dealer	$ 2,355
Accrued expenses	2,859
TOTAL LIABILITIES	5,214

Commitments

Stockholder's Equity

Common stock, 10,000 shares authorized with no par value, 10,000 shares issued and 7,800 shares outstanding	34,000
Additional paid-in capital	287,500
Accumulated deficit	(95,360)
	226,140
Treasury stock, 2,200 shares at cost	(13,262)
TOTAL STOCKHOLDER'S EQUITY	212,878
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 218,092

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Income
Year Ended December 31, 2001

Revenue	
Securities commissions	$ 648,160
Revenue from the sale of investment company shares	181,897
Insurance commissions	67,647
Interest income	5,773
TOTAL REVENUE	903,477
Expenses	
Compensation and related costs	506,245
Clearing charges	108,787
Communications	105,820
Occupancy and equipment costs	153,490
Promotional costs	2,465
Interest	533
Regulatory fees and expenses	15,181
Errors	1,532
Other expenses	30,793
TOTAL EXPENSES	924,846
NET LOSS	$ (21,369)

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

	Treasury Shares	Common Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 31, 2000	2,200	7,800	$ 34,000	$ 287,500	$ 2,009	$ (13,262)	$ 310,247
Net income	-	-	-	-	(21,369)	-	(21,369)
Distributions to stockholder	-	-	-	-	(76,000)	-	(76,000)
Balances at December 31, 2001	2,200	7,800	$ 34,000	$ 287,500	$ (95,360)	$ (13,262)	$ 212,878

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Statement of Cash Flows
Year Ended December 31, 2001

Cash flows from operating activities:	
Net loss	$ (21,369)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation	6,613
Changes in assets and liabilities	
Decrease in receivable from clearing broker/dealer	128,480
Decrease in other receivables	215
Increase in prepaid expenses	(585)
Decrease in bank overdraft	(11,422)
Decrease in payable to clearing broker/dealer	(4,587)
Decrease in accrued expenses	(14,393)
Net cash provided by operating activities	82,952
Cash flows from financing activities:	
Distributions to stockholder	(76,000)
Net change in cash	6,952
Cash at beginning of year	-
Cash at end of year	$ 6,952

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ 533

See notes to financial statements.

CARR-FRIESENHAHN & COMPANY, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Carr-Friesenhahn & Company, Inc. (the Company) is a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The majority of the Company's customers are individuals located in the San Antonio metropolitan area.

Significant Accounting Policies:

Basis of Accounting

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Non-Marketable Securities

Non-marketable securities are recorded at cost.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is calculated using accelerated methods over estimated lives of five to seven years.

Treasury Stock

Treasury stock is accounted for using the cost method.

CARR-FRIESENHAHN & COMPANY, INC.
Notes to Financial Statements

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Commission Revenue

General securities commissions are recorded on a trade date basis. Investment company share commissions are recorded when initial subscriptions are funded or when recurring commissions are payable to the Company. Insurance product commissions are recorded when products are funded by the customer.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code, resulting in all tax liabilities or benefits relating to the operations of the Company passing through to the individual stockholder.

Note 2 - Transactions with Clearing Broker/Dealer

The agreement with the clearing broker/dealer provides for clearing charges at a fixed rate multiplied by the number of tickets traded by the Company. The agreement also requires the Company to maintain a minimum of $100,000 as a deposit in an account with the clearing broker/dealer.

Note 3 - Net Capital Requirements

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $181,485 and $50,000, respectively. The Company's net capital ratio was .03 to 1.

Note 4 - Non-Marketable Securities

Non-marketable securities consist of 200 shares of common stock of the Nasdaq Stock Market, Inc. at a cost of $2,600 and 300 warrants of the NASD to purchase shares of the Nasdaq Stock Market, Inc. at a cost of $3,300. Each warrant entitles the Company to purchase four shares of common stock. The warrants are exercisable as follows:

Shares subject to exercise	Exercisable On or After	Expiration	Exercise Price
300	June 28, 2002	June 27, 2003	$13
300	June 30, 2003	June 25, 2004	$14
300	June 28, 2004	June 27, 2005	$15
300	June 28, 2005	June 27, 2006	$16

CARR-FRIESENHAHN & COMPANY, INC.
Notes to Financial Statements

Note 5 - Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and consists of the following:

Equipment	$ 61,999
Furniture and fixtures	14,512
Leasehold improvements	12,218
	88,729
Accumulated depreciation	(76,812)
	$ 11,917

Depreciation expense for the year was $6,613 and is reflected in the accompanying statement of income as occupancy and equipment costs.

Note 6 - Commitments and Contingencies

Commitments

The Company leases office space and equipment under noncancellable operating leases. Future minimum lease payments due for each of the years ending December 31, are as follows:

2002	$ 76,379
2003	20,680
	$ 97,059

Rent expense for the year was $74,560, and is reflected in the accompanying statement of income as occupancy and equipment costs.

Contingencies

The Company has been named in threatened litigation relating to its activities as a broker/dealer in securities. The threatened litigation claims damages of material or indeterminate amounts. While the outcome of the threatened litigation involving the Company cannot be predicted with certainty, management, having reviewed this matter with its legal counsel, believes it has meritorious defenses and intends to defend itself vigorously.

Although there can be no assurance that such actions will not have a material adverse effect on the Company's financial position, results of operations or cash flows in any future period, it is the opinion of management of the Company, based upon advice of legal counsel, that the ultimate resolution of any such actions against the Company will not have a material adverse effect on its financial condition.

Note 7 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company has commissions receivable and a clearing deposit due from Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation (Pershing) of Jersey City, NJ totaling $183,747, or approximately 84% of its total assets.

Schedule I

CARR-FRIESENHAHN & COMPANY, INC.
Computation of Net Capital and Aggregate
Indebtedness Pursuant to Rule 15c3-1
December 31, 2001

Total stockholder's equity qualified for net capital	$ 212,878
Other deduction:	
Excess fidelity bond deductible	4,000
Total Capital	208,878
Deductions and/or charges	
Non-allowable assets:	
Other receivables	3,164
Prepaid expenses	6,412
Non-marketable securities	5,900
Property and equipment	11,917
Total deductions and/or charges	27,393
Net Capital	$ 181,485
Aggregate indebtedness	
Payable to clearing broker/dealer	$ 2,355
Accrued expenses	2,859
Total aggregate indebtedness	$ 5,214
Computation of basic net capital requirement	
Minimum net capital required (greater of $50,000 or 6 2/3% of aggregate indebtedness)	$ 50,000
Net capital in excess of minimum requirement	$ 131,485
Ratio of aggregate indebtedness to net capital	.03 to 1

Schedule II

CARR-FRIESENHAHN & COMPANY, INC.
Reconciliation of the Computation of Net Capital
with that of the Registrant as
Filed in Part IIA of Form X-17a-5
As of December 31, 2001

Net Capital	
Net capital as reported by Registrant in Part IIA of Form X-17a-5 as of December 31, 2001 (unaudited)	$ 180,485
Audit adjustment:	
Decrease in deduction for Fidelity Bond deductable exceeding regulations	1,000
Net capital as computed on Schedule I	$ 181,485

PHILLIP V. GEORGE, PLLC
CERTIFIED PUBLIC ACCOUNTANT

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors
Carr-Friesenhahn & Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Carr-Friesenhahn & Company, Inc. (the Company) for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's objectives.

This report is intended solely for use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



PHILLIP V. GEORGE, PLLC

Irving, Texas
January 24, 2002